Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Petroleum Corporation - New York Stock Exchange

     CALGARY, Jan. 23 /CNW/ - Compton Petroleum Corporation (TSX - CMT; NYSE -
CMZ) Compton, along with many other publicly traded companies, has experienced a significant decline in the trading value of its capital stock. Weak world commodity prices, credit turmoil, and the overall recessionary environment existing in many world economies have contributed to this decline.
     As a listed company on the New York Stock Exchange ("NYSE"), Compton is subject to the listing standards set out by the Exchange and has received notice that it is below criteria in relation to one of these standards, namely that the average closing price of its securities were less than one dollar
(US) over a consecutive thirty trading day period.
     Compton is required to bring its share price and average share price back above one dollar within six months and has notified the NYSE of its intent to satisfy this requirement.
     Compton is currently in full compliance with all other requirements of the NYSE and all of its obligations and requirements in respect of the listing standards of the Toronto Stock Exchange and does not anticipate any change in such compliance.

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canadian Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: N.G. Knecht, Vice President and C.F.O. or T.G.
Millar, Vice President and General Counsel, Telephone: (403) 237-9400, Fax:
(403) 237-9410, Website: www.comptonpetroleum.com, Email:
investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 16:33e 23-JAN-09